UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      December 13, 2006

Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon`s Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

      Re:	Energy XXI (Bermuda) Limited
		Registration Statement on Form 10
      Filed November 13, 2006
		File No. 0-52281

Dear Mr. Griffin:

      We have reviewed your filing and have the following comments.
Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on January 12,
2006.  See Section 12(g)(1) of the Securities Exchange Act of
1934.
Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. Please provide your website address in the Form 10.
3. In accordance with Item 601(b)(10) of Regulation S-K, please file as exhibits the acquisition agreements for the Marlin and Castex transactions.

Business, page 1

4. Briefly describe, or cross-reference, the nature of the "interests" you reference in the second and third paragraphs.
5. At the end of the first paragraph, provide a cross-reference to the more-detailed discussion of your hedging policies.

Marketing and Customers, page 3
6. Expand the second paragraph to explain what you mean by "contracts with counterparties who are available to purchase our production." It is not clear if these are firm commitments to purchase or are on standby basis if Chevron and Louis Dreyfuss do not make purchases. It is not clear how these counterparties could make up for the loss of your two material customers.

Risk Management Program, page 9

7. Explain the difference between contracts entered into hedge production and those entered into to "minimize delivery risk." It would appear that these overlap.

Risk Factors

Risks Associated with Our Securities

Our comment stock and warrants are represented by definitive certificates..., page 10

8. Explain the term "definitive certificates."

Our indebtedness may limit our ability to borrow additional funds..., page 11
9. You indicate that your future indebtedness could have "important consequences." Please address whether your current indebtedness has any such consequences.

Relatively short production periods or reserve life for Gulf of Mexico properties, ...page 14

10. To the extent practicable, quantify the rates at which Gulf of Mexico reserves "decline more rapidly than from other producing reservoirs."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Capital Resources, page 22
11. Please describe the material provisions of your existing credit facilities, including that the loans are secured, the total commitment, available capacity, interest rate, interest payments, maturity date, material affirmative and negative covenants, and financial ratios. Please state if you are in compliance with the financial ratios. Please refer to Financial Reporting Codification
Section 501.13(c) and provide additional disclosure as appropriate.

Operating Activities, page 22
12. We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material underlying drivers (e.g. cash receipts from the sale of oil and gas and cash payments for oil and gas production services). Refer to FRC 501.13.b.1 for further guidance.

Critical Accounting Policies and Estimates, page 24
13. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance.

Properties

Oil and Gas Properties

Manila Village Field, page 31
14. Please avoid or minimize the use of technical terminology or jargon and provide a Glossary to define terms, as needed to aid the reader. For example, please explain what you mean by the phrase "...
stratigraphically trapped updip by a depositional pinchout."
15. Quantify Energy Partners, Ltd. "main working interest."

Security Ownership of Certain Beneficial Owners and Management,
page
33
16. For all non-persons, indicate the beneficial owner of those shares - i.e. person(s) having voting or investment power.

Directors and Executive Officers, page 34
17. You state that all of your directors hold office until the next annual meeting. However, sections 23.4-6 of your Bye-Laws designate your Directors into classes with three year terms. Please advise.

Executive Compensation

Stock Incentive Plan, page 38
18. Please briefly describe all of the material features of your incentive stock program. For example, please identify who is eligible to participate, the number of shares reserved for issuance, and describe all of the awards that may be made under the plan.
We
note that the 2006 Long Term Incentive plan filed as exhibit 10.7 provides for the award of stock appreciation rights, performance awards, or other stock or performance based awards, in addition to restricted stock, restricted stock units and options. Please state whether this is the plan to which you refer when you describe your incentive stock program.
19. You state that certain employees were provided with restricted stock and restricted stock units, but that at June 30, 2006 no such stock or stock units had been "formally issued." Please explain what you mean by the term "formally issued." We note that you appear to disclose these awards on the Summary Compensation Table, which shows compensation as of June 30, 2006. Please advise.

Compensation Arrangements, page 38
20. Please file as exhibits the appointment letters with Mr.
Colvin
and Dunwoody and the non-executive director remuneration plan.

Certain Relationships and Related Transactions, page 41
21. Please file as an exhibit the agreement under which you assumed the certain contracts and obligations of TEC relating to your initial public offering. Please state the amount of the "certain expenses"
TEC paid on your behalf and if it is expected that this arrangement will continue.
22. Please file as an exhibit the agreements under which you rented office space from TEC and paid them for administrative services. Please specify the amounts paid to TEC for administrative services and identify the services TEC provided.
23. Please state whether the transactions you describe in this section are on terms that would be obtainable from unaffiliated third parties

Recent Sales of Unregistered Securities, page 41
24. You indicate that you repurchased 3.5 million the shares you sold in your AIM IPO then resold them in a private placement. Provide, in reasonable detail, the information required by Item 701 of Regulation
S-K for that transaction.

Description of Registrant`s Securities to be Registered, page 42
25. We note that your share capital includes 2.5 million shares of preference stock. Please state whether any shares of preference stock are outstanding and provide the information required by Item 202(a)(5) of Regulation S-K.

Exhibits, page 43
26. Please amend your filing to include consents from the independent accountants` whose audit reports are presented in your filing.
Refer
to Regulation S-K, Item 601(B)(23) for further guidance.



Financial Statements

Note 3 - Acquisition, page F-13
27. Please expand your footnote disclosure to clearly state how you accounted for the acquisition of the oil and gas assets from the Marlin entities. Your footnote should state whether you accounted for the acquisition as a business combination under the purchase method or as an asset acquisition. In your response, please support the accounting method used by reference to the appropriate accounting literature (e.g. SFAS 141, etc.) and to the facts and nature of the acquired net assets.
28. We understand you have incurred approximately $32.2 million in costs related to the damage to certain oil and gas assets caused by hurricanes Katrina and Rita. Of this amount spent, through June 30,
2006, we note you believe approximately $23.5 million is eligible for reimbursement under insurance coverage and a receivable for the corresponding amount is reflected in the financial statements. Please expand your disclosures to describe how you have accounted for the $32.2 million expended to date.

We believe that all costs incurred in the course of repairing damaged facilities should be accounted for in accordance with Rule 4-10(c)(2)
of Regulation S-X. In other words, you will need to make a determination as to whether such costs would qualify as development or production costs, following the definitions set forth in Rule 4-
10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. Your disclosure should be sufficiently detailed about the nature of work and costs incurred to lend clear support for your determination.

Any recognition of an insurance receivable should have a credit entry corresponding to the nature of the underlying costs, recorded in the property account when recognized for costs capitalized; or recorded in the income statement when recognized for costs expensed. Therefore, any differentials arising between insurance recoveries and your insurance receivables should be recorded in the full cost pool for capitalized costs; or in the income statement for costs that had been expensed. Please ensure that your accounting and disclosures are in accordance with this guidance.
29. On a related matter, we note you recorded an insurance receivable of $26.6 million upon acquisition of the Oil and Gas Assets on April
4, 2006. Please explain the difference between the amount you recorded upon acquisition and the $38.7 million receivable recorded on the Marlin Combined Balance Sheets presented on page F-37.

Note 8 - Stockholders` Equity, page F-18

Warrants, page F-19
30. Please tell us how you considered the guidance of SFAS 133, SFAS
150, EITF 00-19, EITF 01-6 and other related literature in accounting for your warrants. In your response, describe in sufficient detail how you accounted for the warrants upon their initial issuance, the temporary reduction in exercise price on June 7, 2006 and upon their exercise with appropriate reference to the related accounting literature to support your conclusions.

Note 12 - Earnings per Share, page F-20
31. Tell us how you considered the unit purchase option in the calculation of your earnings per share.

Note 17 - Pro Forma Information (Unaudited), page F-23
32. We note the basic and diluted pro forma net loss per share figures are the same and assume this may be because the impact of restricted stock and warrants outstanding are antidilutive. Please confirm this understanding and supplementally explain why this is true when your diluted earnings per share on page F-21 considers the impact of certain outstanding securities as dilutive.

Note 18 - Supplementary Oil and Gas Information (Unaudited), page
F-
23

Standardized Measure of Discounted Future Net Cash Flows, page F-
24
33. We note your disclosure at the bottom on page F-24, stating the prices used to calculate and present the standardized measure are average prices including the impact of hedging activities. Paragraph
30 of SFAS 69 requires the use of year end prices in determining the standardized measure. The impact of hedging activities may be separately presented in addition to those disclosures required by SFAS 69. Please revise your disclosures throughout your filing to comply with these requirements.


Pro Forma Financial Statements, page F-26
34. Please provide pro forma reserve information. Refer to Question
6 of SAB Topic 2:D.

Pro Forma Income Statement, page F-28
35. Please expand your disclosures to describe how the amounts related to the acquisition of Marlin for the period from July 1, 2005 through April 3, 2006 were determined. Tell us if they were derived from the audited balances as presented in the predecessor statements and how. It may be helpful to clarify the presentation of the pro forma adjustments by isolating those adjustments related to the Marlin acquisition from the Castex acquisition in separate columns with a footnote describing the basis for their determination.
36. Please tell us supplementally the basis for estimating the pro forma combined DD&A rate used in notes (2) and (7). In your response, identify what factors were taken into consideration and the source of the information used.
37. It does not appear as though you recorded any pro forma adjustments related to the hedging activities you entered into just prior to or in conjunction with the Marlin and Castex acquisitions.
Please tell us why you have not included such related adjustments or identify where these adjustments have been recorded in the pro forma financial statements.

Carve-Out Financial Statements For Castex, page F-29
38. Please revise the title of the pro forma statements on pages
F-32
through F-35 to refer to the Carve-Out Financial Statements for Castex.

Engineering comments

Business, page 1

Reserves, page 2

39. We note your disclosure of proved reserves.  Please, submit to us
the petroleum engineering reports - in hard copy and electronic format -you used as the basis for your June 30, 2006 proved reserve
disclosures. For the Marlin and Castex acquisitions separately, these should include:
a)	One-line recaps for each property sorted by field and by
present
worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
b)	Total company summary income forecast schedules for each
proved
reserve category with proved developed segregated into producing
and
non-producing properties;
c)	Individual income forecasts for each of the two largest
properties (net equivalent reserve basis) in the proved developed
and
proved undeveloped categories as well as the AFE for each of the two
PUD entities;
d)	Narratives and engineering exhibits (e.g. maps, performance
plots, volumetric calculations) for each of these largest properties described in c) above.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
Attn:  Ronald M. Winfrey

40. Please amend your document to define the terms, "Proven
Developed
Producing" and "Proven Developed Non-Producing".

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

Results of Operations, page 23

41. Please amend your document to disclose, as of the most recent reasonable date, your productive wells and acreage as prescribed by
SEC Industry Guide 2.

42. We note that your oil, gas and NGL sales revenue - $45.7 million
- does not agree with the same item on page F-5 - $47.1 million.
Please reconcile this difference to us and amend your document if it is appropriate.

Energy XXI (Bermuda) Limited Consolidated Financial Statements
June
30, 2006, Page F-1

Standardized Measure of Discounted Future Net Cash Flows, page 24

43. We note your statement, "Average prices per Bbl and Mcf of oil and natural gas, respectively, which includes the impact of the Company`s hedging activities, used in making the present value and standardized measure determination as of June 30, 2006, was $70.98 and $6.99, respectively." Please amend your document to remove the effect of any hedging activities on your calculation of the standardized measure. This is addressed on our website, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P378_88
035
..

Energy XXI (Bermuda) Limited Carve-Out Financial Statements For
Castex June 30, 2006, Page F-29

Supplemental Information On Oil and Gas Reserves (Unaudited)
(continued), page F-34

44. We note the negative revisions associated with your June 30,
2005
proved reserves. Please amend your document to explain the circumstances for these revisions as prescribed by FAS 69, paragraph
11.

Closing Comments

      Please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
You may contact Ron Winfrey if you have any questions on the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Mark Kelly, Esq.
      S. Buskirk
	A. Sifford
      R. Winfrey
D. Levy

Mr. David West Griffin
Energy XXI (Bermuda) Limited
December 13, 2006
Page 1